Exhibit 24

Marconi plc

London, November 27, 2002 Further to the announcement on November 14, 2002 of Chris Holden’s appointment to the Board of Marconi plc, the Company can confirm that there are no details to be disclosed pursuant to paragraph 16.4 of the Listing Rules.

ENDS/...

About Marconi plc

Marconi plc is a global telecommunications equipment and solutions company headquartered in London. The company’s core business is the provision of innovative and reliable optical networks, broadband routing and switching and broadband access technologies and services. The company’s customer base includes many of the world’s largest telecommunications operators. The company is listed on the London Stock Exchange under the symbol MONI. Additional information about Marconi can be found at www.marconi.com.

This press release contains forward-looking statements with respect to products, partners, customers, future growth and other matters. Please refer to the Form 20-F report and Form 6-K reports filed by Marconi plc with the United States Securities and Exchange Commission for a discussion of risks that could cause actual results to differ materially from such statements.

Copyright (c) 2002 Marconi plc. All rights reserved. All brands or product names are trademarks of their respective holders.

Contacts

Name:	Joe Kelly/David Beck
Title:	Public Relations
Phone:	+44 (0) 207 306 1771
joe.kelly@marconi.com

Contacts

Name:	Heather Green
Title:	Investor Relations
Phone:	+44 (0) 207 306 1735
heather.green@marconi.com